UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Frisch’s Restaurants, Inc.

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

358748101

(CUSIP Number)

FRI Holding Company, LLC

4170 Ashford Dunwoody Road, Suite 390

Atlanta, Georgia 30319

Attn: Aziz Hashim

Telephone: (404) 865-3356

with copies to:

Amy Cheng

Cheng Cohen LLC

311 North Aberdeen Street, Suite 400

Chicago, Illinois 60607

Telephone: (312) 243-1701

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 21, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 358748101

1.	Names of Reporting Persons. FRI Holding Company, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 827,266(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 827,266(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.1%(2)

14.	Type of Reporting Person (See Instructions) OO

(1)

Represents the aggregate number of shares of Frisch’s Restaurants, Inc. (the “Issuer”) common stock beneficially owned by Craig F. Maier and Karen F. Maier, each of whom is a shareholder of the Issuer (the “Shareholders”), which are being reported hereunder solely because FRI Holding Company may be deemed to have beneficial ownership of such common stock by virtue of having entered into a Voting Agreement dated as of May 21, 2015. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of the Issuer’s common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed by each reporting person.

(2)	See Item 5.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The information set forth in the Exhibits and Schedule attached hereto is expressly incorporated herein by reference and the response to each item of this Schedule 13D is qualified in its entirety by the provisions of such Exhibits and Schedule.

Item 1.            Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the shares of common stock, no par value per share (“Common Stock”), of Frisch’s Restaurants, Inc., an Ohio corporation (the “Issuer”). The principal executive offices of the Issuer are located at 2800 Gilbert Avenue, Cincinnati, Ohio 45206.

Item 2.            Identity and Background.

The person filing this Schedule 13D is FRI Holding Company, LLC, a Delaware limited liability company (“FRI”). The address of the principal business office of FRI is 4170 Ashford Dunwoody Road, Suite 390, Atlanta, Georgia 30319. The principal business of FRI is to acquire all the outstanding Common Stock of the Issuer (as described in Item 4 below), and conduct other business related to the ownership and control of the Issuer.

The controlling member of FRI is NRD Partners I, L.P., a Delaware limited partnership (“NRD Partners”).  The general partner of NRD Partners is NRD Partners I GP, LLC, a Delaware limited liability company (“NRD I GP”).  The manager of FRI is NRD Capital Management, LLC, a Delaware limited liability company (“NRD Management”).  The managing member of NRD I GP and NRD Management is Aziz Hashim, an individual resident of the United States.  The principal business address of NRD Partners, NRD I GP, NRD Management and Mr. Hashim is 4170 Ashford Dunwoody Road, Suite 390, Atlanta, Georgia 30319.

During the past five years, neither FRI nor, to the best of FRI’s knowledge, any member, manager or officer of FRI or any of their respective members, managers or officers has been (i) convicted of a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.            Source Amount of Funds or Other Consideration

In connection with the Merger Agreement (as described in Item 4 below) and in consideration thereof, two of the shareholders of the Issuer set forth on Schedule A hereto (collectively, the “Shareholders”), each entered into separate voting agreements with FRI, dated as of May 21, 2015, is attached hereto as Exhibit 2 and more fully described in Item 4 below, whereby, subject to the terms of each such voting agreement, the Shareholders agreed, among other things, to vote their shares of the Issuer’s common stock (the “Voting Shares”) in favor of the approval of the Merger Agreement and the Merger and against the approval of any other Acquisition

Proposal (as such term is defined in the Merger Agreement). Each of these Shareholders also granted FRI or its designees an irrevocable proxy granting FRI the right to vote the Voting Shares with respect to the covered matters (the voting agreements and proxies, together are referred to herein as, the “Voting Agreements”). FRI did not pay additional consideration to the Shareholders in connection with the execution and delivery of the Voting Agreements.

References to, and descriptions of, the Merger, the Merger Agreement and the Voting Agreements throughout this Schedule 13D are qualified in their entirety by reference to the Merger Agreement included as Exhibit 1 to this Schedule 13D and the Voting Agreements included as Exhibit 2 to this Schedule 13D. These agreements are incorporated into this Schedule 13D where such references and descriptions appear.

Item 4.            Purpose of Transaction

(a)-(b) On May 21, 2015, FRI, the parent company of FRI Merger Sub, LLC, an Ohio limited liability company (the “Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with the Issuer, pursuant to which, and subject to the terms and conditions of which, the Issuer will be acquired and become a wholly-owned subsidiary of FRI.  Pursuant to the Merger Agreement, the Merger Sub will be merged with and into the Issuer, with the Issuer continuing as the surviving corporation and a wholly-owned subsidiary of FRI (the “Merger”).

Upon the consummation of the Merger, each outstanding share of the Issuer’s Common Stock (including all outstanding restricted shares) will be converted into the right to receive $34.00 per share in cash (the “Merger Consideration”) and each outstanding Issuer stock option, whether vested or unvested, will be converted into a right to receive an amount in cash equal to the excess of the Merger Consideration over the per share exercise price.  The Merger Consideration is being financed through a combination of financing sources, including an equity commitment pursuant to which NRD Partners has agreed to provide equity financing (the “Equity Commitment Letter”) and an agreement whereby a third-party, has agreed to provide the balance of funds necessary to consummate the Merger (the “Financing Agreement”, and together, the “Financing Sources”). The Financing Sources have provided written assurances confirming the amounts and enforceability of the Equity Commitment Letter and the Financing Agreement and the Merger Agreement contains no financing contingency. NRD Partners has provided a written guarantee of the performance of all of the obligations of the NRD Partners’ affiliates and a guarantee of payment of all of the amounts that are, or could be, owed by NRD Partners’ affiliates as part of the Merger.

In connection with the Merger Agreement, the Shareholders entered into the Voting Agreements. The purpose of the Voting Agreements is to facilitate the consummation of the Merger.

The Issuer has made customary representations and warranties in the Merger Agreement, some of which are limited by typical “Material Adverse Effect” and knowledge qualifiers. The Issuer has limited and explained certain representations and warranties by providing Disclosure Schedules to FRI. The Issuer has also made certain customary covenants in the Merger Agreement, including, but not limited to, (i) continue in the ordinary course of business during the period between the date of the Merger Agreement and the effective time of the Merger, (ii) file a proxy statement, and (iii) unless the Merger Agreement is terminated beforehand, cause a shareholder meeting to be held regarding the adoption of the Merger Agreement.

The Merger Agreement contains certain termination rights for both the Issuer and FRI, including the right to terminate the Merger Agreement to accept a Superior Proposal (as defined in the Merger Agreement), and further provides that, upon termination of the Merger Agreement under specified circumstances, the Issuer may be required to pay FRI a termination fee of $5 million.

Consummation of the Merger is subject to various customary conditions, including (i) the approval by holders of a majority of the Company’s outstanding Common Stock, (ii) clearance, or exemption, under the Hart-Scott-Rodino Antitrust Improvements Act, (iii) the absence of any law or order preventing, restraining, enjoining or prohibiting the Merger, (iv) subject to certain materiality exceptions, the accuracy of the representations and warranties made by the Issuer, FRI and the Merger Sub, respectively, (v) no occurrence of a Material Adverse Effect on the Company since the execution of the Merger Agreement, and (vi) compliance by the Issuer, FRI and the Merger Sub with their respective obligations under the Merger Agreement in all material respects.

The Voting Agreements

Agreement to Vote and Irrevocable Proxy

Under the Voting Agreements, until immediately after the Expiration Date (as defined below), each of the Shareholders agreed to vote in favor of the approval of the Merger Agreement and the Merger and against any Acquisition Proposal (as such term is defined in the Merger Agreement) at every meeting of the shareholders of the Issuer called with respect to any of the foregoing, and at every adjournment thereof, and on every action or approval by written consent of the shareholders of the Issuer with respect to the foregoing.

Furthermore, each of the Shareholders agreed not to deposit any of the Voting Shares in a voting trust, grant any proxies with respect to the Voting Shares or subject any of the Voting Shares to any arrangement with respect to the voting of the Voting Shares other than agreements entered into with FRI and to waive all applicable appraisal rights arising in connection with the Merger.

Each Shareholder irrevocably appointed FRI and its designees as his or her attorney-in-fact and proxy to vote and execute consents, with respect to the Voting Shares with respect to the matters covered.

The Voting Agreements do not contain any provisions that will limit or affect any action taken by the Shareholders as a director or officer, or from exercising their fiduciary duties as directors or officers of the Issuer.

Transfer Restrictions

While the Voting Agreements remain in effect, each of the Shareholders agreed not to (1) directly or indirectly, transfer, sell, offer, exchange, assign, pledge or otherwise dispose of or encumber (“Transfer”) any of the Voting Shares or enter into any contract, option or other agreement with respect to, or consent to, a Transfer of, any of the Voting Shares or Shareholder’s voting or economic interest therein.

Termination

The Voting Agreements will terminate upon the earlier to occur of: (i) the date of termination of the Merger Agreement in accordance with the terms and provisions thereof and (ii) the effective time of the Merger (the earlier of such dates, the “Expiration Date”).

(c) Not applicable.

(d) It is anticipated that upon consummation of the Merger, the officers and directors of the Merger Sub shall become the officers and directors of the Issuer (the surviving corporation of the Merger), until their respective successors are duly elected or appointed and qualified.

(e) Other than a result of the Merger described in Item 3 and above in this Item 4, not applicable.

(f) Not applicable.

(g) Upon consummation of the Merger, the Articles of Incorporation and the Bylaws shall be amended and restated in their entirety in accordance with the Merger Agreement.

(h) —(i) If the Merger is consummated as planned, the Issuer’s Common Stock will cease to be quoted on the New York Stock Exchange and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

(j) Not applicable.

The descriptions of the Merger Agreement and the Voting Agreements in this Schedule 13D are qualified in their entirety by reference to such agreements, copies of which are included as Exhibit 1 and Exhibit 2 hereto, respectively, and are incorporated by reference herein.

Item 5.            Interest in Securities of the Issuer

(a-b) The following disclosure assumes there are 5,131,579 shares of Issuer’s Common Stock outstanding and an aggregate of 38,750 shares of Common Stock reserved for issuance pursuant to Issuer stock options, all of which will be exercised in connection with the Merger, which the Issuer represented in the Merger Agreement to be the number of shares outstanding as of May 21, 2015.

As of the date hereof, FRI does not own any shares of the Issuer’s common stock, however, as a result of the Voting Agreements, FRI may be deemed to share with each Shareholder the power to vote, or to direct the voting of, the Voting Shares solely with respect to those matters described in the Voting Agreements. Accordingly, FRI may be deemed to be the beneficial owner of an aggregate of 827,266 shares of Common Stock of the Issuer that are beneficially owned by the Shareholders, which constitutes approximately 16.1% of the outstanding voting securities as of May 21, 2015 (assuming, pursuant to Rule 13d-3 of the Exchange Act, the inclusion of an aggregate of 1,750 shares issuable upon the exercise or settlement of options and restricted stock units which the Shareholders beneficially own).

Except as described in Item 4 of this Schedule 13D and in the Voting Agreements, FRI is not entitled to any rights as a shareholder of the Issuer. FRI disclaims beneficial ownership of the shares of the Issuer’s Common Stock covered by the Voting Agreements and nothing herein shall be construed as an admission that FRI is the beneficial owner of such shares.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by FRI or any other person that he, she or it is a member of a “group” for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and membership in a “group” is hereby expressly disclaimed.

For more detailed descriptions of the Merger Agreement and the Voting Agreements, see Item 4 above, which descriptions are incorporated by reference in this Item 5.

(c) To the knowledge of FRI, neither FRI nor any person or entity named in Item 1 hereof has effected any transactions in the shares of the Issuer’s Common Stock within the past 60 days.

(d) To the knowledge of FRI, no person (other than the Shareholders) has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Voting Shares.

(e) Not applicable.

Item 6.            Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth under Items 3, 4 and 5 and the agreements attached on the Exhibits attached hereto are incorporated herein by reference. Other than the Merger Agreement and the Voting Agreements described above, to the best of FRI’s knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between FRI, or any person or entity described in Item 1 hereof, and any person with respect to the securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.            Material to Be Filed as Exhibits.

Exhibit Number	Document

1

Agreement and Plan of Merger, dated as of May 21, 2015, by and among Frisch’s Restaurants, Inc., FRI Holding Company, LLC and FRI Merger Sub, LLC (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Frisch’s Restaurants, Inc. on May 22, 2015 (File No. 001-07323)).

2	Voting Agreements (incorporated by reference to Exhibits 10.2 and 10.3 to the Current Report on Form 8-K filed by Frisch’s Restaurants, Inc. on May 22, 2015 (File No. 001-07323)).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 1, 2015

FRI HOLDING COMPANY, LLC

By:	/s/ Aziz Hashim
Name:	Aziz Hashim
Title:	Managing Member of NRD Capital Management, LLC, Manager of FRI Holding Company, LLC

SCHEDULE A

Shareholders Signing Voting Agreements

Name
Craig F. Maier
Karen F. Maier